UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 10.3, 10.4 and 10.5, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333- 267932).

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On May 23, 2023, Biodexa Pharmaceuticals LLP (“Biodexa” or the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (each an “Investor”) relating to the offer and sale of 22,135,922 American Depositary Shares (“ADSs”) at a purchase price of US$0.15 per ADS in a registered direct offering (the “Registered Offering”). Each ADS represents 5 ordinary shares. The Registered Offering is expected to close on or about May 26, 2023 subject to customary closing conditions.

Additionally, pursuant to the terms of the Purchase Agreement, the Company expects, in a private placement transaction (the “Private Placement”, and together with the Registered Offering, the “Offering”), to issue and sell to the Investors (i) ADS purchase warrants exercisable for an aggregate of 33,203,883 ADSs (the “Series C Warrants”) and (ii) ADS purchase warrants exercisable for an aggregate of 22,135,922 ADSs (the “Series D Warrants” and, together with the Series C Warrants, the “Warrants”). The ADSs issuable upon exercise of the Series C Warrants are referred to herein as the “Series C Warrant ADSs.” The ADSs issuable upon exercise of the Series D Warrants are referred to herein as the “Series D Warrant ADSs,” and the Series D Warrant ADSs together with the Series C Warrant ADSs are referred to herein as the “Warrant ADSs.”

The Warrants will be exercisable at an exercise price of US$0.20 per ADS, subject to adjustments for certain dilutive Company equity issuances. The Warrants become exercisable upon receipt of shareholder approval (the “Shareholder Approval”) to allot the Warrants, the Warrant ADSs and the ordinary shares underlying the Warrant ADSs offered in the Private Placement without triggering statutory preemptive rights under the laws of England and Wales. The Series C Warrants will expire one year from the initial exercise date and may be exercised on a cashless basis. The Series D Warrants will expire five years from the initial exercise date. A holder of the Warrants may not exercise the Warrants if the holder, together with its affiliates, would beneficially own more than 4.99% or 9.99% (such amount to be determined at the option of the holder) of the number of ordinary shares outstanding immediately after giving effect to such exercise.

Additionally, pursuant to the terms of the Purchase Agreement, the Company has agreed to be subject to a lock-up period on subsequent equity sales which will last until the later of 30 days following the date that the Resale Registration Statement (as defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) and the date that Shareholder Approval is obtained. The Company has also agreed to not issue any securities that are subject to a price reset based on the trading prices of the Company’s ordinary shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of one year following the closing date of the Private Placement, subject to an exception.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and each Investor, and customary indemnification provisions for a transaction of this type.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is acting as the exclusive placement agent for the Offering. Pursuant to the terms and conditions set forth in that certain Placement Agency Agreement, dated as of May 23, 2023 (the “Placement Agent Agreement”), by and between the Company and Ladenburg, the Company has agreed to pay Ladenburg a cash fee in an amount equal to 8.0% of the aggregate gross proceeds of the Offering and to issue to Ladenburg or its designees warrants (the “Placement Agent Warrants”) to purchase Warrant ADSs equal to 4.0% of the total ADSs (or ADS equivalents) issued in the Offering (such Warrant ADSs, the “Placement Agent Warrant ADSs”). The Company also agreed to pay Ladenburg a management fee equal to 1.0% of the gross proceeds raised in the Offering and an expense allowance of up to US$85,000 for legal fees and other out-of-pocket expenses. The Placement Agent Warrant has substantially the same terms as the Series D Warrants, except that the exercise price of the Placement Agent Warrants will be 125% of the offering price of the Registered ADSs and the term of the Placement Agent Warrants will terminate on the three-year anniversary of the initial exercise date as defined in the Placement Agent Warrant.

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The ADSs to be issued in the Registered Offering will be issued pursuant to a prospectus supplement to be filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-267932) (the “Registration Statement”), which became effective on October 26, 2022. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Warrants, Placement Agent Warrants, Warrant ADSs, Placement Agent Warrant ADSs and the ordinary shares underlying the Warrant ADSs and Placement Agent Warrant ADSs (collectively, the “Unregistered Securities”) are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), nor are such Unregistered Securities being offered pursuant to the Registration Statement or the prospectus supplement and base prospectus contained in such Registration Statement. The Unregistered Securities are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The Warrants and Placement Agent Warrants are not, and will not be, listed for trading on any national securities exchange. Each Investor will be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or “qualified institutional buyer” (as such term is defined in Rule 144A under the Securities Act).

In connection with the Offering, the Company entered into a Registration Rights Agreement with the Investors, dated May 23, 2023 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Company shall file a registration statement (the “Resale Registration Statement”) covering the resale of all of the Warrant ADSs and Placement Agent Warrant ADSs with the SEC no later than the 30th calendar day following the date of the closing of the Private Placement, and have the registration statement declared effective by the SEC as promptly as possible after the filing thereof, but in any event no later than the 90th calendar day following the closing of the Private Placement.

In connection with the Offering and pursuant to a Lock-Up Agreement, dated May 23, 2023, certain officers and directors of the Company have agreed to be subject to a lock-up period of 90 days following the date the Resale Registration Statement, to be filed in connection with the Private Placement, is declared effective by the SEC, subject to certain exceptions. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of ADSs or any securities convertible into, or exercisable or exchangeable for, ADSs, subject to customary exceptions.

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In connection with the Offering, the Company entered into a Leak-Out Agreement, dated May 23, 2023 (the “Leak-Out Agreement”), between the Company and certain persons party thereto (each such person, a “Holder”). The Leak-Out Agreement provides that during the period beginning on the pricing date of the Offering and ending at 5:00 pm Eastern Time on May 30, 2023 (the “Restricted Period”), neither the Holder nor any of the Holder’s Trading Affiliates (as defined in the Leak-Out Agreement) shall sell, dispose or otherwise transfer, directly or indirectly, on any trading day during the Restricted Period, any securities of the Company in an amount representing more than 15% of the cumulative trading volume of the ADSs for such trading day.

The foregoing description of the Purchase Agreement, the Warrants, Placement Agent Warrants, Placement Agent Agreement, Registration Rights Agreement, Lock-Up Agreement and Leak-Out Agreement are not complete and are qualified in their entirety by references to the full text of the forms of Purchase Agreement, Warrant, Placement Agent Warrant, Placement Agent Agreement, Registration Rights Agreement, Lock-Up Agreement and Leak-Out Agreement which are filed as exhibits to this Report and are incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that the Company has prepared for use in connection with the Offering, dated May 2023. Exhibit 99.2 is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offering and the amount of proceeds expected from the Offering. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

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SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2023, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Series C Warrant.

4.2	Form of Series D Warrant.

4.3	Form of Placement Agent Warrant.

10.1	Form of Securities Purchase Agreement, dated as of May 23, 2023, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto.*

10.2	Form of Registration Rights Agreement, dated as of May 23, 2023, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto.

10.3	Placement Agency Agreement, dated as of May 23, 2023, by and between Biodexa Pharmaceuticals PLC and Ladenburg Thalmann & Co. Inc.

10.4	Form of Lock-up Agreement, dated as of May 23, 2023, by and between Biodexa Pharmaceuticals PLC and named directors and officers of Biodexa and other individuals and entities listed in the Schedule I to the Purchase Agreement.

10.5	Form of Leak-out Agreement, dated as of May 23, 2023, by and between Biodexa Pharmaceuticals PLC and the parties identified on the signature pages thereto.

99.1	Press release dated May 24, 2023.

99.2	Investor Presentation.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 24, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer

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